EXHIBIT 99.3

VERMILION ENERGY INC.

2011 AUDITED ANNUAL FINANCIAL STATEMENTS

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements under applicable securities legislation. Forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to:

•	capital expenditures;
•	business strategies and objectives;
•	reserve quantities and the discounted present value of future net cash flows from such reserves;
•	revenue;
•	future production levels and rates of average annual production growth;
•	exploration plans;
•	development plans;
•	acquisition and disposition plans and the timing thereof;
•	operating and other expenses;
•	royalty rates;
•	the timing of regulatory proceedings and approvals;
•	the timing of first commercial gas from the Corrib field; and
•	estimate of Vermilion’s share of the expected gas rates from the Corrib field.

Such forward looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of Vermilion to market oil and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of Vermilion to obtain financing on acceptable terms;
•	foreign currency exchange rates and interest rates;
•	future oil and natural gas prices; and
•	Management’s expectations relating to the timing and results of development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	Vermilion's ability to enter into or renew leases;
•	fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

MANAGEMENT’S REPORT TO SHAREHOLDERS

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements of Vermilion Energy Inc. (“Vermilion” or the “Company”) are the responsibility of management and have been approved by the Board of Directors of Vermilion Resources Ltd., on behalf of the Company. The financial statements have been prepared in accordance with accounting policies detailed in the notes to the financial statements and are in accordance with accounting principles generally accepted in Canada. Where necessary, management has made informed judgments and estimates of transactions that were not complete at the balance sheet date. Financial information throughout the Annual Report is consistent with the financial statements.

Management ensures the integrity of the financial statements by maintaining high-quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the financial statements.

Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, have conducted an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have provided their report.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised entirely of independent Directors. The Committee meets periodically with management and Deloitte & Touche LLP to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, the Management’s Discussion and Analysis and the Report of Independent Registered Chartered Accountants before they are presented to the Board of Directors.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A company’s internal control system is designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the company’s assets are appropriately accounted for and adequately safeguarded. Based on this evaluation, management concluded that Vermilion’s system of internal control over financial reporting was effective as of December 31, 2011.

Deloitte & Touche LLP audited our consolidated financial statements as stated in their report which is on page 4 of this Exhibit 99.3 of Form 40-F and has issued an attestation report on our internal control over financial reporting.

(Signed “Lorenzo Donadeo”)	(Signed “Curtis W. Hicks”)

Lorenzo Donadeo	Curtis W. Hicks
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer
March 1, 2012

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Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Vermilion Energy Inc.

We have audited the accompanying consolidated financial statements of Vermilion Energy Inc. and subsidiaries, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of net earnings and comprehensive income, consolidated statements of changes in shareholders‘ (unitholders‘) equity and consolidated statements of cash flows for the years ended December 31, 2011 and December 31, 2010, and the notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor‘s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity‘s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Vermilion Energy Inc. and subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and their financial performance and cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company‘s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2012 expressed an unqualified opinion on the Company‘s internal control over financial reporting.

(Signed “Deloitte & Touche LLP”)

Independent Registered Chartered Accountants

March 1, 2012

Calgary, Canada

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Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Vermilion Energy Inc.

We have audited the internal control over financial reporting of Vermilion Energy Inc. and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2011 of the Company and our report dated March 1, 2012 expressed an unqualified opinion on those financial statements.

(Signed “Deloitte & Touche LLP”)

Independent Registered Chartered Accountants

March 1, 2012

Calgary, Canada

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Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

CONSOLIDATED BALANCE SHEETS

(THOUSANDS OF CANADIAN DOLLARS)

		December 31,	December 31,	January 1,
	Note	2011	2010	2010
ASSETS
Current
Cash and cash equivalents	19	234,507	160,755	114,961
Accounts receivable		176,820	147,329	117,051
Crude oil inventory		13,885	10,707	5,235
Derivative instruments	15	186	10,249	8,217
Prepaid expenses		10,261	11,157	11,422
		435,659	340,197	256,886
Derivative instruments	15	-	942	7,896
Deferred taxes	10	175,545	147,949	124,707
Exploration and evaluation assets	5	92,301	17,157	-
Goodwill	6	-	-	19,840
Reclamation fund	7	-	-	69,003
Capital assets	4	2,031,682	1,819,552	1,614,909
		2,735,187	2,325,797	2,093,241
LIABILITIES
Current
Accounts payable and accrued liabilities		297,756	252,319	195,909
Dividends or distributions payable	11	18,322	16,910	15,109
Derivative instruments	15	11,568	12,143	6,544
Income taxes payable		36,407	59,562	4,090
Amount due pursuant to acquisition	8	127,131	-	-
		491,184	340,934	221,652
Derivative instruments	15	767	8,157	4,563
Long-term debt	9	373,436	302,558	159,723
Amount due pursuant to acquisition	8	-	114,349	111,402
Asset retirement obligations	7	310,531	267,389	224,005
Equity based compensation liability	13	-	-	30,307
Deferred taxes	10	227,668	246,508	255,598
		1,403,586	1,279,895	1,007,250
Liability associated with exchangeable shares	12	-	-	217,992

SHAREHOLDERS’ OR UNITHOLDERS’ EQUITY
Shareholders’ capital	11	1,368,145	1,025,770	-
Unitholders’ capital	11	-	-	711,667
Contributed surplus		56,468	40,726	-
Accumulated other comprehensive loss		(33,387)	(31,577)	-
Retained earnings (deficit)		(59,625)	10,983	156,332
		1,331,601	1,045,902	867,999
		2,735,187	2,325,797	2,093,241

APPROVED BY THE BOARD

(Signed “Kenneth Davidson”)	(Signed “Lorenzo Donadeo”)

W. Kenneth Davidson, Director	Lorenzo Donadeo, Director
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Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

CONSOLIDATED STATEMENTS OF NET EARNINGS AND COMPREHENSIVE INCOME

(THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE OR UNIT AND PER SHARE OR UNIT AMOUNTS)

		Year Ended
		December 31,	December 31,
	Note	2011	2010
REVENUE
Petroleum and natural gas sales		1,031,570	727,805
Royalties		(54,235)	(43,972)
Petroleum and natural gas revenue		977,335	683,833

EXPENSES
Operating	23	162,384	144,595
Transportation		25,539	26,698
Equity based compensation	13	38,667	34,576
Loss on derivative instruments	15	31,340	6,919
Interest expense		24,967	13,370
General and administration	23	44,583	42,842
Foreign exchange loss		9,998	34,959
Other expense		1,155	2,469
Accretion	7	21,889	17,903
Depletion and depreciation	4, 5	236,708	183,620
Impairments	4, 6	64,400	19,840
		661,630	527,791
EARNINGS BEFORE INCOME TAXES AND OTHER ITEM		315,705	156,042

INCOME TAXES	10
Deferred		(46,210)	(31,720)
Current		219,094	112,238
		172,884	80,518
OTHER ITEM
Remeasurement loss on liability associated with exchangeable shares	12	-	31,129
NET EARNINGS		142,821	44,395

OTHER COMPREHENSIVE LOSS
Currency translation adjustments		(1,810)	(31,577)
COMPREHENSIVE INCOME		141,011	12,818

NET EARNINGS PER SHARE OR UNIT	14
Basic		1.57	0.53
Diluted		1.55	0.53

WEIGHTED AVERAGE SHARES OR UNITS OUTSTANDING ('000s)	14
Basic		90,878	83,155
Diluted		92,272	83,155

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Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

CONSOLIDATED STATEMENTS OF CASH FLOWS

(THOUSANDS OF CANADIAN DOLLARS)

		Year Ended
		December 31,	December 31,
	Note	2011	2010
OPERATING
Net earnings		142,821	44,395
Adjustments:
Accretion	7	21,889	17,903
Depletion and depreciation	4, 5	236,708	183,620
Impairments	4, 6	64,400	19,840
Unrealized loss on derivative instruments	15	3,040	14,115
Equity based compensation	13	38,667	34,576
Unrealized foreign exchange loss		11,022	40,582
Remeasurement loss on liability associated with exchangeable shares	12	-	31,129
Unrealized other expense		1,999	3,089
Deferred taxes	10	(46,210)	(31,720)
		474,336	357,529
Asset retirement obligations settled	7	(23,071)	(6,861)
Changes in non-cash operating working capital	16	(4,173)	70,614
Cash flows from operating activities		447,092	421,282

INVESTING
Drilling and development	4	(411,227)	(414,152)
Exploration and evaluation	5	(79,553)	(18,030)
Property acquisitions	4	(50,878)	(448)
Sale of short-term investments		-	64,126
Withdrawals from reclamation fund		-	812
Changes in non-cash investing working capital	16	(6,068)	7,866
Cash flows used in investing activities		(547,726)	(359,826)

FINANCING
(Decrease) increase in long-term debt	9	(150,001)	142,700
Issuance of senior unsecured notes	9	220,561	-
Issuance of shares or trust units pursuant to the dividend or distribution reinvestment plans	11	59,081	40,824
Cash dividends or distributions	11	(206,434)	(187,943)
Issuance of shares	11	252,004	-
Cash flows from (used in) financing activities		175,211	(4,419)
Foreign exchange loss on cash held in foreign currencies		(825)	(11,243)

Net change in cash and cash equivalents		73,752	45,794
Cash and cash equivalents, beginning of year		160,755	114,961
Cash and cash equivalents, end of year	19	234,507	160,755

Supplementary information for operating activities - cash payments
Interest paid		18,907	13,585
Income taxes paid		242,249	56,766

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Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (UNITHOLDERS’) EQUITY

(THOUSANDS OF CANADIAN DOLLARS)

				Accumulated		Total
		Shareholders’		Other		Shareholders’
		or Unitholders’	Contributed	Comprehensive	Retained	or Unitholders’
	Note	Capital	Surplus	Loss	Earnings	Equity
Balances as at January 1, 2010		711,667	-	-	156,332	867,999
Currency translation adjustments		-	-	(31,577)	-	(31,577)
Vesting of equity based awards	13	23,149	-	-	-	23,149
Modification of equity based compensation from liability to equity		-	7,159	-	-	7,159
Issuance of shares or units pursuant to the dividend or distribution reinvestment plan		40,824	-	-	-	40,824
Equity based compensation expense		-	33,567	-	-	33,567
Shares or units issued on conversion of exchangeable shares	12	249,121	-	-	-	249,121
Units issued for bonus plan		1,009	-	-	-	1,009
Net earnings		-	-	-	44,395	44,395
Dividends or distributions declared		-	-	-	(189,744)	(189,744)
Balances as at December 31, 2010		1,025,770	40,726	(31,577)	10,983	1,045,902

				Accumulated
				Other	Retained	Total
		Shareholders’	Contributed	Comprehensive	Earnings	Shareholders’
	Note	Capital	Surplus	Loss	(Deficit)	Equity
Balances as at January 1, 2011		1,025,770	40,726	(31,577)	10,983	1,045,902
Currency translation adjustments		-	-	(1,810)	-	(1,810)
Vesting of equity based awards	13	22,139	(22,139)	-	-	-
Issuance of shares, net of deferred taxes		254,786	-	-	-	254,786
Issuance of shares pursuant to the dividend reinvestment plan		59,081	-	-	-	59,081
Equity based compensation expense		-	37,881	-	-	37,881
Shares issued for bonus plan		786	-	-	-	786
Net earnings		-	-	-	142,821	142,821
Dividends declared		-	-	-	(207,846)	(207,846)
Share-settled dividends on vested equity based awards	13	5,583	-	-	(5,583)	-
Balances as at December 31, 2011		1,368,145	56,468	(33,387)	(59,625)	1,331,601

Description of equity reserves

Shareholders’ (Unitholders’) capital

Represents the recognized amount for common shares or trust units when issued, net of equity issuance costs and deferred taxes. Prior to September 1, 2010, the equity instruments issued and outstanding were trust units.

Contributed surplus

Represents the recognized value of employee awards which are settled in shares. Once vested, the value of the awards is transferred to shareholders’ capital.

Accumulated other comprehensive loss

Represents the cumulative income and expenses which are not recorded immediately in net earnings and are accumulated until an event triggers recognition in net earnings. Any such event would result in a change to both accumulated other comprehensive loss and retained earnings (deficit). The current balance consists of currency translation adjustments resulting from translating financial statements of subsidiaries with a foreign functional currency to Canadian dollars at period end rates.

Retained earnings (deficit)

Represents the consolidated earnings less distributed earnings of Vermilion Energy Inc.

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Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

notes to the Consolidated Financial Statements

For the Year ended december 31, 2011 and 2010

(Tabular amounts in thousands of Canadian dollars, except share or unit and per share or unit amounts)

1. BASIS OF PRESENTATION

Vermilion Energy Inc. (the “Company” or “Vermilion”) is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of petroleum and natural gas development, acquisition and production. The Company is the successor entity to Vermilion Energy Trust (the “Trust”) following a corporate conversion completed on September 1, 2010 pursuant to an arrangement under the Business Corporations Act (Alberta).

As a result of the conversion, units of the Trust were converted to common shares of Vermilion on a one-for-one basis and holders of exchangeable shares in Vermilion Resources Ltd., a wholly owned subsidiary of Vermilion, received 1.89344 common shares of the Company for each exchangeable share held (Note 12). There were no exchangeable shares outstanding subsequent to the corporate conversion.

The conversion was accounted for on a continuity of interests basis, which recognizes Vermilion as the successor entity and accordingly, all comparative information presented for the pre-conversion period is that of the Trust. All transaction costs associated with the conversion were expensed as general and administration expense.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on March 1, 2012.

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting Framework

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Principles of Consolidation

Subsidiaries that are directly controlled by Vermilion or indirectly controlled by other consolidated subsidiaries are fully consolidated. Vermilion accounts for jointly controlled operations and jointly controlled assets by recognizing its share of assets, liabilities, income and expenses. All significant intercompany balances, transactions, income and expenses are eliminated upon consolidation.

Vermilion currently has no special purpose entities of which it retains control and accordingly the consolidated financial statements do not include the accounts of any such entities.

Exploration and Evaluation Assets

Vermilion accounts for exploration and evaluation of petroleum and natural gas property (“E&E”) costs in accordance with IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Costs incurred are classified as E&E costs when they relate to exploring and evaluating a property for which the Company has the licence or right to explore and extract resources.

E&E costs related to each license or prospect area are initially capitalized within E&E assets. E&E costs that are capitalized may include costs of licence acquisitions, technical services and studies, seismic acquisitions, exploration drilling and testing, directly attributable overhead and administration expenses and, if applicable, the estimated costs of retiring the assets. Any costs incurred prior to the acquisition of the legal rights to explore an area are expensed as incurred.

E&E assets are not depleted, and are carried at cost until technical feasibility and commercial viability of the area can be determined. The technical feasibility and commercial viability of extracting the reserves is considered to be determinable when proven and/or probable reserves are identified. If proven and/or probable reserves are identified as recoverable, the related E&E costs are reclassified to Petroleum and Natural Gas (“PNG”) assets pending an impairment test. If reserves are not found within the license area or the area is abandoned, the related E&E costs are amortized over a period not greater than five years. E&E assets are subject to an impairment test at least annually, as part of the group of Cash Generating Units (“CGU’s”) attributable to the jurisdiction in which the exploration area resides.

Petroleum and Natural Gas Operations

Vermilion recognizes PNG assets at cost less accumulated depletion, depreciation and impairment losses. The cost of PNG assets as at January 1, 2010 was determined in accordance with the IFRS 1 “Deemed Cost for Oil and Gas Assets” exemption through the allocation of the pre-transition Canadian GAAP carrying value to depletion units based upon relative reserve values at that date (Note 26). Directly attributable costs incurred for the drilling of development wells and for the construction of production facilities are capitalized together with the discounted value of estimated future costs of asset retirement obligations. When components of PNG assets are replaced, disposed of, or no longer in use, they are derecognized.

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Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Gains and losses on disposal of a component of PNG assets, including oil and gas interests, are determined by comparing the proceeds of disposal with the carrying amount of the component, and are recognized net within depletion and depreciation.

Depletion and Depreciation

Vermilion classifies its assets into PNG depletion units, which are groups of assets or properties that are within a specific production area and have similar economic lives. The PNG depletion units represent the lowest level of disaggregation for which Vermilion accumulates costs for the purposes of calculating and recording depletion and depreciation.

The net carrying value of each PNG depletion unit is depleted using the unit of production method by reference to the ratio of production in the period to the total proven and probable reserves, taking into account the future development costs necessary to bring the applicable reserves into production. The reserve estimates are reviewed annually by management or when material changes occur to the underlying assumptions.

For the purposes of the depletion calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

Furniture and equipment are recorded at cost and are depreciated on a declining-balance basis at rates ranging from 5% to 25% per year.

Impairment of Long-Lived Assets

E&E assets are tested for impairment when reclassified to PNG assets or when indicators of impairment are identified.  An impairment loss is recognized for the amount by which the carrying value of E&E assets exceeds its recoverable amount.  The recoverable amount is the higher of the E&E assets’ fair value less costs to sell and their value in use.

PNG depletion units are aggregated into groups known as cash generating units (“CGU’s”) for impairment testing.  The determination of CGU’s is based on managements’ judgement and represents the lowest level at which there is identifiable cash inflows that are largely independent of the cash inflows of other groups of assets or properties. CGUs are reviewed for indicators that the carrying value of the CGU may exceed its recoverable amount.  If an indication of impairment exists, the CGU’s recoverable amount is then estimated.  A CGU’s recoverable amount is defined as the higher of the fair value less costs to sell and its value in use.  If the carrying amount exceeds its recoverable amount, an impairment loss is recorded to net earnings in the period to reduce the carrying value of the CGU to its recoverable amount.

For PNG assets and E&E assets, when there has been an impairment loss recognized, at each reporting date an assessment is performed as to whether the circumstances which led to the impairment loss have reversed. If the change in circumstances leads to the recoverable amount being higher than the carrying value after recognition of an impairment, that impairment loss is reversed. The reversal of the impairment loss cannot exceed the depreciated value of the asset had no impairment loss been previously recognized.

Cash and Cash Equivalents

Cash and cash equivalents include monies on deposit and short-term investments, which are comprised primarily of guaranteed investment certificates.

Crude Oil Inventory

Inventories of crude oil, consisting of production for which title has not yet transferred to the buyer, are valued at the lower of cost or net realizable value. Cost is determined on a weighted-average basis.

Goodwill

Goodwill is tested for impairment at least annually by comparing the fair value of the CGU to the carrying amount attributable to the goodwill. If the carrying amount exceeds the fair value, an impairment loss is recognized for the excess.

Provisions and Asset Retirement Obligations

Vermilion recognizes a provision or asset retirement obligation in the consolidated financial statements when an event gives rise to an obligation of uncertain timing or amount.

11

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

The estimated present value of the asset retirement obligation is recorded as a long term liability, with a corresponding increase in the carrying amount of the related asset. This increase is depleted with the related depletion unit and is allocated to a CGU for impairment testing. The liability recorded is increased each reporting period due to the passage of time and this change is charged to net earnings in the period as accretion expense. The asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows, changes in the discount rate and/or changes in the original estimated undiscounted costs. Increases or decreases in the obligation will result in a corresponding change in the carrying amount of the related asset. Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded. Vermilion discounts the costs related to asset retirement obligations using the discount rate that reflects current market assessment of time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates. Vermilion applies discount rates applicable to each of the jurisdictions in which it has future asset retirement obligations. Asset retirement obligations are remeasured at each reporting period in order to reflect the discount rates in effect at that time.

A provision for onerous contracts is recognized when the expected benefits to be derived by Vermilion from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the lower of the expected cost of terminating the contract and the present value of the expected net cost of the remaining term of the contract. Before a provision is established, Vermilion first recognizes any impairment loss on assets associated with the onerous contract. For the periods presented in the consolidated financial statements there were no onerous contracts recognized.

Revenue Recognition

Revenues associated with the sale of crude oil, natural gas and natural gas liquids are recorded when title passes to the customer. For the majority of Canadian oil and natural gas production, legal title transfers upon delivery to major pipelines. In Australia, oil is sold at the Wandoo B Platform. In the Netherlands, natural gas is sold at the plant gate. In France, oil is sold either when delivered to the refinery by pipeline or when delivered to the refinery via tanker.

Financial Instruments

Cash and cash equivalents are classified as held for trading and are measured at fair value.  A gain or loss arising from a change in the fair value is recognized in net earnings in the period in which it occurs.

Accounts receivable are classified as loans and receivables and are initially measured at fair value and are then subsequently measured at amortized cost. The carrying value of accounts receivable approximates the fair value due to the short-term nature of these instruments.

Accounts payable and accrued liabilities, dividends or distributions payable, long-term debt and amount due pursuant to acquisition have been classified as other financial liabilities and are initially recognized at fair value and are subsequently measured at amortized cost.  Transaction costs and discounts are recorded against the fair value of long-term debt on initial recognition.

All derivative instruments have been classified as held for trading and are measured at fair value.  Accordingly, gains and losses are reflected in net earnings in the period in which they arise.

Equity Based Compensation

Vermilion has equity based long-term compensation plans for directors, officers and employees of Vermilion and its subsidiaries. The expense recognized for equity based awards is measured as the grant date fair value of the award adjusted for the ultimate number of awards that eventually vest as determined by the Company’s achievement of a number of performance conditions. Equity based compensation expense is recognized in net earnings over the vesting period of the awards with a corresponding adjustment to contributed surplus. Prior to September 1, 2010, Vermilion’s equity based compensation plans were accounted for as liabilities (Note 13).

Upon vesting, the amount previously recognized in contributed surplus is reclassified to shareholders’ capital. Vermilion has incorporated an estimated forfeiture rate based on historical vesting data.

12

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Per Share or Unit Amounts

Net earnings per share or unit are calculated using the weighted-average number of shares or units outstanding during the period. Diluted net earnings per share or unit are calculated using the diluted weighted-average number of shares or units outstanding during the period. The diluted weighted-average number of shares is determined by considering whether equity based compensation plans, if converted during the year, would result in reduced net earnings per share.

The treasury stock method is used to determine the dilutive effect of equity based compensation plans. The treasury stock method assumes that the deemed proceeds related to unrecognized equity based compensation expense are used to repurchase shares at the average market price during the period. Equity based awards outstanding are included in the calculation of diluted net earnings per share or unit based on estimated performance factors.

Foreign Currency Translation

The consolidated financial statements are presented in Canadian dollars, which is Vermilion’s reporting currency. As several of Vermilion’s subsidiaries transact and operate primarily in environments other than Canada, they accordingly have functional currencies other than the Canadian dollar.

Transactions denominated in currencies other than the functional currency of the subsidiary are translated to the functional currency at the prevailing rates on the date of the transaction. Non-monetary assets or liabilities that result from such transactions are held at the prevailing rate on the date of the transaction. In contrast, monetary items denominated in non-functional currencies are translated to the functional currency of the subsidiary at the prevailing rate at the balance sheet date. All translations associated with currencies other than the respective functional currencies are recorded in net earnings.

Translation of all assets and liabilities from the respective functional currencies to the reporting currency are performed using the rates prevailing at the balance sheet date. The differences arising upon translation from the functional currency to the reporting currency are recorded as currency translation adjustments in other comprehensive loss and are held within accumulated other comprehensive loss until a disposal or partial disposal of a subsidiary. A disposal or partial disposal will then give rise to a realized foreign exchange (gain) loss which is recorded in net earnings.

Within the consolidated group there are outstanding intercompany loans which in substance represent investments in certain subsidiaries. When these loans are identified as part of the net investment in the foreign subsidiary, any exchange differences arising on those loans are recorded to currency translation adjustments within other comprehensive loss until the disposal or partial disposal of the subsidiary.

Income Taxes

Deferred taxes are calculated using the liability method whereby income tax assets and liabilities are recognized for the estimated tax consequences attributable to temporary differences between the amounts reported in the consolidated balance sheets of Vermilion and the respective tax bases using enacted or substantively enacted income tax rates in the respective jurisdictions that will be in effect when the differences are expected to reverse.  The effect of a change in income tax rates on deferred tax liabilities and assets is recognized in net earnings in the period in which the related legislation is substantively enacted.

Vermilion is subject to current income taxes based on the tax legislation of each respective country in which Vermilion has operations.

Liability Associated with Exchangeable Shares

Exchangeable shares outstanding prior to corporate conversion were recorded as a liability until exchanged for trust units. The liability was remeasured at each reporting date to the associated redemption value with the resulting loss recorded within net earnings. When the exchangeable shares were converted into common shares upon conversion of the trust, the conversions were recorded as an extinguishment of the liability and accordingly the remeasured amount at the date of conversion was then recorded to equity.

Borrowing Costs

Borrowing costs that are directly attributable to the acquisition or construction of an asset that necessarily takes a substantial period of time to prepare for its intended use are capitalized as part of the cost of that asset. Borrowing costs are capitalized by applying interest rates attributable to the project being financed and could include both general and/or specific borrowings. Interest rates applied from general borrowings are computed using the weighted average borrowing rate for the period.

Measurement Uncertainty

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities; disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the periods presented.

13

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Key areas where management has made complex or subjective judgements include asset retirement obligations, assessment of impairment of long-lived assets and deferred taxes. Actual results could differ from these and other estimates.

Asset Retirement Obligations

Vermilion’s asset retirement obligations are based on environmental regulations and estimates of future costs and the timing of expenditures. Changes in environmental regulations, the estimated costs associated with reclamation activities, the discount rate applied and the timing of expenditures impact Vermilion’s measurement of the obligations. Changes related to any of these assumptions could have a material impact on the financial position and net earnings of Vermilion.

Assessment of Impairments

Impairment tests are performed at the level of the CGUs, which are determined based on management’s judgment of the lowest level at which there is identifiable cash inflows that are largely independent of the cash inflows of other groups of assets or properties. The factors used to determine CGUs vary by country due to the unique operating and geographical circumstances in each jurisdiction. However, in general, Vermilion will assess the following factors in determining whether a group of assets generate largely independent cash inflows: geographical proximity of the assets within a group to one another, geographical proximity of the group of assets to other groups of assets, homogeneity of the production from the group of assets and the sharing of infrastructure used to process or transport production.

The calculation of the recoverable amount of the assets is based on market factors as well as estimates of PNG reserves and future costs required to develop those reserves. Vermilion’s reserves estimates and the related future cash flows are subject to measurement uncertainty, and the impact on the consolidated financial statements of future periods could be material. Considerable management judgment is used in determining the recoverable amount of PNG assets, including determining the quantity of reserves, the time horizon to develop and produce such reserves and the estimated revenues and expenditures of such production.

Deferred Taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which Vermilion and its subsidiaries operate are subject to change. Such changes can affect the timing of the reversal of temporary tax differences, the tax rates in effect when such differences reverse and Vermilion’s ability to use tax losses and other credits in the future. The determination of deferred tax amounts recognized in the consolidated financial statements was based on management’s assessment of the tax positions, including consideration of their technical merits and communications with tax authorities, and management’s view of the most likely expected outcome.

3. CHANGES TO ACCOUNTING PRONOUNCEMENTS

New accounting pronouncements adopted

The year ended 2011 was Vermilion’s first year preparing financial statements in accordance with IFRS. Accounting standards effective for the year ended December 31, 2011 have been adopted as part of the transition to IFRS.

Recent pronouncements issued

Unless otherwise noted, as of January 1, 2013, Vermilion will be required to adopt the following standards and amendments as issued by the IASB. The adoption of the following standards is not expected to have a material impact on Vermilion’s consolidated financial statements:

IFRS 9 “Financial Instruments”

As of January 1, 2015, Vermilion will be required to adopt IFRS 9, as part of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

IFRS 10 “Consolidated Financial Statements”

IFRS 10 replaces Standing Interpretations Committee 12, “Consolidation - Special Purpose Entities” and the consolidation requirements of IAS 27 “Consolidated and Separate Financial Statements”. The new standard replaces the existing risk and rewards based approaches and establishes control as the determining factor when determining whether an interest in another entity should be included in the consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 provides comprehensive disclosure requirements on interests in other entities, including joint arrangements, associates, and special purpose vehicles. The new disclosures require information that will assist financial statement users in evaluating the nature, risks and financial effects of an entity’s interest in subsidiaries and joint arrangements.

14

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

3. CHANGES TO ACCOUNTING PRONOUNCEMENTS (Continued)

Vermilion is currently assessing the impact of the adoption of the following standards on the consolidated financial statements:

IFRS 11 “Joint Arrangements”

IFRS 11 replaces IAS 31 “Interests in Joint Ventures”. The new standard focuses on the rights and obligations of an arrangement, rather than its legal form. The standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

IFRS 13 "Fair Value Measurement"

IFRS 13 provides a common definition of fair value within IFRS. The new standard provides measurement and disclosure guidance and applies when another IFRS requires or permits the item to be measured at fair value, with limited exceptions.

 4. CAPITAL ASSETS

The following table reconciles the change in Vermilion's capital assets:

	Petroleum and	Furniture and	Total
($M)	Natural Gas Assets	Office Equipment	Capital Assets
Balance at January 1, 2010	1,608,957	5,952	1,614,909
Additions	400,241	13,911	414,152
Property acquisitions	448	-	448
Borrowing costs capitalized	8,772	-	8,772
Changes in estimate for asset retirement obligations	43,621	-	43,621
Depletion and depreciation	(180,350)	(2,343)	(182,693)
Effect of movements in foreign exchange rates	(79,267)	(390)	(79,657)
Balance at December 31, 2010	1,802,422	17,130	1,819,552
Additions	408,810	2,417	411,227
Property acquisitions	50,878	-	50,878
Borrowing costs capitalized	9,923	-	9,923
Changes in estimate for asset retirement obligations	45,267	-	45,267
Depletion and depreciation	(228,562)	(4,414)	(232,976)
Impairment loss	(64,400)	-	(64,400)
Effect of movements in foreign exchange rates	(7,727)	(62)	(7,789)
Balance at December 31, 2011	2,016,611	15,071	2,031,682

Cost	1,608,957	15,150	1,624,107
Accumulated depletion and depreciation	-	(9,198)	(9,198)
Carrying value at January 1, 2010	1,608,957	5,952	1,614,909

Cost	1,984,963	27,986	2,012,949
Accumulated depletion and depreciation	(182,541)	(10,856)	(193,397)
Carrying value at December 31, 2010	1,802,422	17,130	1,819,552

Cost	2,427,848	30,148	2,457,996
Accumulated depletion and depreciation	(411,237)	(15,077)	(426,314)
Carrying value at December 31, 2011	2,016,611	15,071	2,031,682

Depletion and depreciation rates

PNG assets (unit of production method)

Furniture and office equipment (declining balance at rates of 5% to 25%)

During the year ended December 31, 2011, Vermilion capitalized $4.5 million (for the year ended December 31, 2010 – $1.3 million) of overhead costs directly attributable to PNG activities and $9.9 million (2010 – $8.8 million) of interest expense associated with the unwinding of the discount on the amount due pursuant to the Corrib acquisition (Note 8).

15

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

4. CAPITAL ASSETS (Continued)

At December 31, 2011 and December 31, 2010, Vermilion performed an assessment as to whether any CGU had indicators of impairment. When indicators of impairment are identified, Vermilion assesses the recoverable amount of each CGU based on the estimated fair value less costs to sell as at the reporting date. The estimated fair value takes into account the most recent commodity price forecasts, expected future production and estimated costs of development. For the year ended December 31, 2011, Vermilion recorded an impairment charge of $64.4 million related to conventional deep gas and shallow coal bed methane natural gas plays. The impairment charges were as a result of declines in the price forecasts for natural gas in Canada which decreased the expected cash flows from the CGU’s.

The benchmark prices used in the December 31, 2011 calculations of recoverable amounts are as follows:

CDN$/BOE	Canada	France	Netherlands	Australia	Ireland
2012	60.95	97.95	60.69	107.14	-
2013	65.34	98.04	61.64	107.14	-
2014	66.79	95.75	62.72	104.08	62.47
2015	67.06	93.64	64.58	102.04	64.24
2016	66.85	93.68	64.59	102.04	64.24
2017	67.37	93.85	64.59	102.04	64.24
2018	68.63	95.21	65.47	103.42	65.07
2019	69.80	97.10	66.79	105.49	66.33
2020	71.61	99.06	68.13	107.60	67.61
2021	73.72	101.01	69.49	109.76	68.91
Average increase thereafter	2.0%	2.0%	2.0%	2.0%	2.0%

5. EXPLORATION AND EVALUATION ASSETS

The following table reconciles the change in Vermilion's exploration and evaluation assets:

($M)	Exploration and Evaluation Assets
Balance at January 1, 2010	-
Additions	18,030
Depreciation	(927)
Effect of movements in foreign exchange rates	54
Balance at December 31, 2010	17,157
Additions	79,553
Depreciation	(3,732)
Effect of movements in foreign exchange rates	(677)
Balance at December 31, 2011	92,301

Cost	18,060
Accumulated depreciation	(903)
Carrying value at December 31, 2010	17,157

Cost	96,773
Accumulated depreciation	(4,472)
Carrying value at December 31, 2011	92,301

E&E assets are held at cost less accumulated depreciation. Depreciation is recognized only if the costs are attributable to a project which was determined to not contain economic reserves. The useful life used in calculating depreciation is between one to five years and is assessed based upon the prospect or area and is recognized within depletion and depreciation expense.

16

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

6. GOODWILL

The following table reconciles the change in Vermilion's goodwill balance:

($M)	Goodwill
Balance at January 1, 2010	19,840
Goodwill impairment	(19,840)
Balance at December 31, 2010	-

The goodwill balance as at January 1, 2010 was the result of a previous business combination. As a result of declines in Canadian natural gas prices, it was determined that the carrying value of $19,840 was not recoverable and as such an impairment expense was recorded during the year ended December 31, 2010. The goodwill balance was a part of the Canadian conventional shallow gas CGU and was no longer recoverable due to a decline in the price forecasts for North American natural gas.

7. ASSET RETIREMENT OBLIGATIONS

Vermilion has estimated the net present value of its asset retirement obligations to be $310.5 million as at December 31, 2011 (December 31, 2010 - $267.4 million) based on a total undiscounted future liability after inflation adjustment of $1.2 billion (December 31, 2010 - $967.5 million). These payments are expected to be made between 2012 and 2061. Vermilion calculated the present value of the obligations using discount rates between 6.3% and 7.6% (2010 - between 7.4% and 9.4%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. Inflation rates used in determining the cash flow estimates were between 1.5% and 2.6% (2010 - between 1.4% and 2.6%).

The following table reconciles the change in Vermilion’s asset retirement obligations:

($M)	Asset Retirement Obligations
Balance at January 1, 2010	224,005
Additional obligations recognized	851
Changes in estimates for existing obligations	39,352
Obligations settled	(6,861)
Accretion	17,903
Changes in discount rates	3,418
Effect of movements in foreign exchange rates	(11,279)
Balance at December 31, 2010	267,389
Additional obligations recognized	8,612
Changes in estimates for existing obligations	(4,364)
Obligations settled	(23,071)
Accretion	21,889
Changes in discount rates	41,019
Effect of movements in foreign exchange rates	(943)
Balance at December 31, 2011	310,531

At least once per year, Vermilion reviews its estimates of the expected costs to reclaim the net interest in its wells and facilities. The resulting changes are categorized as changes in estimates for existing obligations in the table above. The significant changes in estimates for the year ended December 31, 2010 related primarily to the Netherlands operations and resulted from the availability additional data associated with the abandonment obligations.

Vermilion had previously established a reclamation fund to provide for the ultimate payout of the environmental and site restoration costs on its asset base. After an extensive review, Vermilion concluded that the reclamation fund assets would be more effectively employed supporting Vermilion’s operations and in July 2010, the reclamation fund assets were liquidated.

17

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

8. AMOUNT DUE PURSUANT TO ACQUISITION

On July 30, 2009, Vermilion completed the acquisition of an 18.5% non-operated interest in the Corrib gas field located off the northwest coast of Ireland. Pursuant to the terms of the acquisition agreement, Vermilion will make a final payment to the vendor of US$135 million at the end of 2012.

To reflect the future payment due to the vendor, Vermilion recognized a non-current liability which was determined by discounting the expected future payment of US $135 million; this non-current liability has been reclassified to current liability for the year ended December 31, 2011. The discount rate used to present value this obligation was 8%, which is Vermilion’s best estimate of the interest rate that would result from an arm’s length financing transaction associated with the purchase of these assets.

9. LONG-TERM DEBT

Revolving Credit Facility

At December 31, 2011, Vermilion had in place a bank revolving credit facility totalling $800 million. The facility, which matures in May 2014, is fully revolving up to the date of maturity. The facility is extendable from time to time, but not more than once per year, for a period not longer than three years, at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are repayable on the maturity date. This facility bears interest at a rate applicable to demand loans plus applicable margins. For the year ended December 31, 2011, the interest rate on the revolving credit facility was between 3.2% and 3.8% (2010 - between 2.9 and 3.5%).

The amount available to Vermilion under this facility is reduced by outstanding letters of credit associated with Vermilion’s operations totaling $3.7 million as at December 31, 2011.

The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion. Under the terms of the facility, Vermilion must maintain a ratio of total bank borrowings less certain debts related to Corrib (defined as consolidated total debt), to consolidated net earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 4.0. In addition, Vermilion must maintain a ratio of consolidated total senior debt (consolidated total debt excluding unsecured and subordinated debt) to consolidated earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0.

As at December 31, 2011, Vermilion is in compliance with its financial covenants.

Senior Unsecured Notes

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par. The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016. As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.

Vermilion may, at its option, prior to February 10, 2014, redeem up to 35% of the notes with net proceeds of equity offerings by the Company at a redemption price equal to 106.5% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date. Subsequently, Vermilion may, on or after February 10, 2014, redeem all or part of the notes at fixed redemption prices, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date. The notes were initially recognized at fair value net of transaction costs and are subsequently measured at amortized cost using an effective interest rate of 7.1%.

Long-term debt as at December 31, 2011, December 31, 2010 and January 1, 2010 is comprised of the following:

	As At
($M)	Dec 31, 2011	Dec 31, 2010	Jan 1, 2010
Revolving credit facility	152,086	302,558	159,723
Senior unsecured notes	221,350	-	-
Total long-term debt	373,436	302,558	159,723

18

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

10. INCOME TAXES

The net deferred income tax liability at December 31, 2011 and 2010 is comprised of the following:

	As At
	Dec 31,	Dec 31,
($M)	2011	2010
Deferred income tax liabilities:
Capital assets	(264,700)	(231,996)
Partnership income deferral	(27,316)	(6,427)
Asset retirement obligations	(47,056)	(37,147)
Basis difference of investments	(413)	(777)
Unrealized foreign exchange	(21,589)	(19,973)
Other	(2,026)	(582)
Deferred income tax assets:
Derivative contracts	3,037	708
Capital assets	60,202	20,161
Non-capital losses	174,143	131,122
Cumulative eligible capital	4,618	2,259
Asset retirement obligations	68,977	44,093
Net deferred income tax liability	(52,123)	(98,559)
Comprised of:
Deferred income tax asset	175,545	147,949
Deferred income tax liability	(227,668)	(246,508)
Net deferred income tax liability	(52,123)	(98,559)

The provision for income tax differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate of 26.5% (2010 – 28.0%), as follows:

	Year Ended
	Dec 31,	Dec 31,
($M)	2011	2010
Earnings before income taxes and other item	315,705	156,042
Canadian corporate tax rate	26.50%	28.00%
Expected tax expense	83,662	43,692
Increase (decrease) in taxes resulting from:
Petroleum resource rent tax rate differential [2]	61,010	45,688
Income attributable to Unitholders prior to corporate conversion (Note 1)	-	(34,226)
Impairment losses on Goodwill	-	5,555
Foreign tax rate differentials [1,2]	11,164	(3,054)
Equity based compensation expense	10,246	9,682
Amended returns and changes to estimated tax pools	(7,537)	2,370
Changes in statutory tax rates and the estimated reversal rates associated with temporary differences	(98)	1,994
Adjustment for uncertain tax positions	3,427	(1,454)
Adjustment for share issuance costs	2,782	-
Other non-deductible items	8,228	10,271
Provision for income taxes	172,884	80,518
[1]	The corporate tax rate is 34.4% in France, 46.0% in the Netherlands and 25.0% in Ireland.
[2]	In Australia, current taxes include both corporate income taxes and PRRT. Corporate income taxes are applied at a rate of 30%, and PRRT is applied at a rate of 40%.

19

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

11. SHAREHOLDERS’ OR UNITHOLDERS’ CAPITAL

As a result of the conversion from an income trust to a corporation on September 1, 2010, (Note 1), all of the outstanding units of Vermilion Energy Trust were exchanged on a one-for-one basis for common shares of Vermilion Energy Inc. Exchangeable shares of Vermilion Resources Ltd., a wholly owned subsidiary of Vermilion Energy Trust, were converted to common shares of Vermilion Energy Inc. at the prevailing exchange ratio of 1.89344.

Vermilion is authorized to issue an unlimited number of common shares with no par value.

The following tables reconcile the change in Vermilion’s shareholders’ or unitholders’ capital:

Unitholders’ Capital	Number of Units	Amount ($M)
Balance as at January 1, 2010	79,523,028	711,667
Issuance of units pursuant to the distribution reinvestment plan	718,424	23,185
Units issued on conversion of exchangeable shares (Note 12)	4,547	135
Vesting of equity based awards	668,986	23,149
Units issued for bonus plan	28,624	1,009
Units exchanged pursuant to corporate conversion	(80,943,609)	(759,145)
Balance as at August 31, 2010	-	-

Shareholders’ Capital	Number of Shares	Amount ($M)
Balance as at August 31, 2010	-	-
Issuance of shares for units pursuant to corporate conversion	80,943,609	759,145
Shares issued on conversion of exchangeable shares (Note 12)	7,586,546	248,986
Issuance of shares pursuant to the dividend reinvestment plan	468,087	17,639
Balance as at December 31, 2010	88,998,242	1,025,770
Issuance of shares, net of deferred taxes	5,370,000	254,786
Vesting of equity based awards	608,073	22,139
Share-settled dividends on vested equity based awards	114,487	5,583
Issuance of shares pursuant to the dividend reinvestment plan	1,323,482	59,081
Shares issued for bonus plan	15,851	786
Balance as at December 31, 2011	96,430,135	1,368,145

Dividends and Distributions

Dividends declared to shareholders for the year ended December 31, 2011 were $207.8 million (for the year ended December 31, 2010, distributions to unitholders and dividends to shareholders were $189.7 million). Dividends are determined by the Board of Directors and are paid monthly. Vermilion has a dividend reinvestment plan which allows eligible holders of common shares to purchase additional common shares at a 5% discount to market by reinvesting their cash dividends. Subsequent to the end of the period and prior to the consolidated financial statements being authorized for issue on March 1, 2012, Vermilion declared dividends totalling $36.7 million or $0.19 per share for each of January and February of 2012.

Equity Issuance

On November 28, 2011, Vermilion issued 5,370,000 common shares at $49.00 per common share for gross proceeds of approximately $263.1 million. The sale was completed on a bought deal basis and gross proceeds included partial exercise of the underwriters’ over-allotment option. Net cash proceeds of $252.0 million were received by Vermilion; including the impact of deferred taxes, $254.8 million was recognized in Shareholder’s capital.

Prior to Corporate Conversion

Prior to the corporate conversion which occurred on September 1, 2010, Vermilion’s outstanding equity instruments consisted of publically traded trust units. Pursuant to applicable legislation, those trust units included a redemption feature which required Vermilion to assess the appropriate presentation of those units under IFRS.

The trust units were redeemable at the option of the trust unit holders. The redemption price was calculated as the lower of the closing price on the day the units were tendered for redemption and 90% of the market price of the units for the ten days after redemption. The Trust had no redemptions for the period for which the trust units were outstanding.

20

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

11. SHAREHOLDERS’ OR UNITHOLDERS’ CAPITAL (Continued)

In general, IFRS requires that financial instruments which include a redemption feature making the instruments puttable be presented as a liability rather than as equity. However, an exception to that requirement is available if the financial instrument meets certain criteria. Vermilion determined that its trust units met the requirements for this exception and accordingly the trust units are presented as equity for the periods prior to the corporate conversion.

Subsequent to Corporate Conversion

On September 1, 2010, Vermilion issued common shares in exchange for the outstanding trust units and exchangeable shares (Note 12). The conversion of the trust units was accounted for as an exchange of equity instruments at carrying value. The exchange of exchangeable shares for common shares was accounted for as an extinguishment of the liability associated with exchangeable shares at the redemption value which was measured on the date of the exchange.

12. LIABILITY ASSOCIATED WITH EXCHANGEABLE SHARES

From 2003 to September 1, 2010, inclusive, Vermilion had a number of exchangeable shares outstanding that did not meet the definition of an equity instrument in accordance with IAS 32 “Financial Instruments: Presentation” and accordingly were classified as financial liabilities. The exchangeable shares were recorded upon transition to IFRS at redemption value and subsequent to transition were remeasured at each balance sheet date to reflect the change in redemption value. The resulting change from carrying value to redemption value was recorded upon transition to IFRS (Notes 25 and 26) and at each reporting period to retained earnings and net earnings respectively. All dividends attributable to exchangeable shareholders were recorded within remeasurement loss on liability associated with exchangeable shares in the reporting period for which the dividends were declared.

As a result of the corporate conversion (Note 1), Vermilion issued 7,586,546 common shares in exchange for all remaining 4,006,753 exchangeable shares based on an exchange ratio of 1.89344. Prior to the corporate conversion, 4,547 units were issued on conversion of 2,500 exchangeable shares. There were no exchangeable shares outstanding following the conversion.

The following table summarizes the changes in the liability associated with exchangeable shares:

	Number of
Liability Associated with Exchangeable Shares	Exchangeable Shares	Amount ($M)
Balance as at January 1, 2010	4,009,253	217,992
Exchanged for trust units	(2,500)	(135)
Remeasurement loss on liability associated with exchangeable shares	-	31,129
Extinguishment of exchangeable share liability pursuant to corporate conversion	(4,006,753)	(248,986)
Balance as at December 31, 2010	-	-

13. EQUITY BASED COMPENSATION PLANS

Trust Unit Award Incentive Plan

Prior to corporate conversion on September 1, 2010, Vermilion established and issued unvested trust units under the Trust Unit Award Incentive Plan (the “TAP Plan”). The TAP Plan was established in 2005 and allowed for the issuance of unvested trust units of the Trust to directors, officers and employees of the Trust and its Affiliates.

At vesting, the ultimate number of unrestricted units received by the grantee under the TAP Plan was adjusted for the cumulative distributions which notionally accrued to the awards during the vesting period; the resulting total was multiplied by a performance factor based on the performance of the Trust compared to its peers which ranged from zero to two times the number of awards originally granted. Original awards to new employees vested in equal tranches over three years and subsequent grants vested after three years.

As the award holders were entitled to receive trust units, which under IFRS were considered puttable financial instruments, the awards were classified as liability based awards. The fair value of awards was estimated at each reporting period using a Monte Carlo simulation and the fair market value of the trust units as at the reporting date. Volatility was determined using historical market data for Vermilion and its peers. The resulting remeasurements of the liability were recorded as equity based compensation expense.

21

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

13. EQUITY BASED COMPENSATION PLANS (Continued)

Vermilion Incentive Plan

The Vermilion Incentive Plan (the “VIP Plan”), replaced the TAP Plan as part of the corporate conversion on September 1, 2010 whereby all TAP Plan awards were exchanged on a one-for-one basis for VIP Plan awards. At vesting, the ultimate number of unrestricted shares received by the grantee under the VIP Plan is adjusted for the cumulative dividends which notionally accrue to the awards during the vesting period and the resulting total is multiplied by a performance factor which ranges from zero to two times the number of awards originally granted.

The performance factor is determined by the Board of Directors after consideration of a number of key corporate performance measures including, but not limited to, shareholder return, capital efficiency metrics, production and reserves growth and safety performance. The total expense recognized over the vesting period for a VIP Plan award is based on the fair value of the unvested share at the date of grant adjusted for the performance factor ultimately achieved.

As a result of the corporate conversion, Vermilion’s equity based compensation plan awards are now settled in non-redeemable common shares resulting in equity settled accounting under IFRS. Accordingly, at the date of conversion, the fair value of the vested portion of outstanding awards was reclassified from equity based compensation liability to contributed surplus.

The following table summarizes the number of awards outstanding under the TAP Plan and the VIP Plan. The table does not reflect the exchange of TAP Plan awards for VIP Plan awards as the exchange was completed on a one-for-one basis.

	Year Ended
Number of Awards	Dec 31, 2011	Dec 31, 2010
Opening balance	1,683,776	1,417,314
Granted	566,425	845,199
Vested	(434,150)	(447,714)
Forfeited	(65,996)	(131,023)
Closing balance	1,750,055	1,683,776

The fair value of a VIP award is determined at the grant date as the closing price of Vermilion’s common shares on the Toronto Stock Exchange, adjusted by the estimated performance factor that will ultimately be achieved. Dividends, which notionally accrue to the awards during the vesting period, are not included in the determination of grant date fair values. For the year ended December 31, 2011, the awards granted had a weighted average fair value of $47.05 (2010 - $39.24).

The amount of equity compensation expense is reduced by an estimated forfeiture rate of 5.29% (2010 - 4.09%). Equity based compensation expense of $37.9 million was recorded during the year ended December 31, 2011 (2010 - $33.6) related to the VIP Plan and TAP Plan awards.

14. PER SHARE OR UNIT AMOUNTS

Basic and diluted net earnings per share or unit have been determined based on the following:

	Year Ended
($M except per share or unit amounts)	Dec 31, 2011	Dec 31, 2010
Net earnings [1]	142,821	44,395
Basic weighted average shares or units outstanding [2]	90,877,604	83,155,116
Dilutive impact of equity based award plans	1,394,461	-
Diluted weighted average shares or units outstanding [3]	92,272,065	83,155,116
Basic earnings per share or unit ([1] ÷ [2])	1.57	0.53
Diluted earnings per share or unit ([1] ÷ [3])	1.55	0.53

Basic net earnings per share or unit has been calculated based on net earnings divided by the basic weighted average shares or units outstanding. For the year ended December 31, 2010, the exchangeable shares and the unit based compensation awards were anti-dilutive and accordingly were excluded from the number of shares and units outstanding for the calculation of diluted earnings per unit.

22

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

15. DERIVATIVE INSTRUMENTS

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future petroleum and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes. Vermilion has elected not to designate any of its price risk management activities as accounting hedges and thus accounts for changes in fair value in net earnings at each reporting period. During the normal course of business, Vermilion may enter into fixed price arrangements to sell a portion of its production or purchase commodities for operational use. Vermilion does not apply fair value accounting on these contracts as they were entered into and continue to be held for the sale of production or operational use in accordance with the Company’s expected requirements. Vermilion does not obtain collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts.

The following table summarizes Vermilion’s outstanding financial derivative positions as at December 31, 2011:

Risk Management	Funded Cost	bbls/d	US $/bbl
Collar - WTI
January 2012 to June 2012	US $1.00/bbl	500	78.00 - 97.25
January 2012 to June 2012	US $1.00/bbl	500	78.00 - 101.80
January 2012 to June 2012	US $1.00/bbl	500	82.00 - 116.20
January 2012 to June 2012	US $1.00/bbl	500	82.00 - 116.25
January 2012 to June 2012	US $1.00/bbl	350	82.00 - 121.75
January 2012 to June 2012	US $1.00/bbl	250	82.00 - 124.05
January 2012 to June 2012	US $1.00/bbl	250	82.00 - 123.00
January 2012 to December 2012	US $1.00/bbl	250	82.00 - 119.45
July 2012 to December 2012	US $1.00/bbl	500	78.00 - 104.15
July 2012 to December 2012	US $1.00/bbl	500	82.00 - 99.35
July 2012 to December 2012	US $1.00/bbl	500	82.00 - 115.10
Collar - DATED BRENT
January 2012 to June 2012	US $1.00/bbl	750	82.00 - 105.60
January 2012 to June 2012	US $1.00/bbl	750	82.00 - 104.80
January 2012 to June 2012	US $1.00/bbl	750	82.00 - 106.10
January 2012 to June 2012	US $1.00/bbl	500	95.00 - 120.65
January 2012 to June 2012	US $1.00/bbl	350	95.00 - 123.05
January 2012 to December 2012	US $1.00/bbl	1,000	82.00 - 113.40
January 2012 to December 2012	US $1.00/bbl	500	82.00 - 115.50
January 2012 to December 2012	US $1.00/bbl	500	82.00 - 130.75
July 2012 to December 2012	US $1.00/bbl	1,000	82.00 - 126.55
July 2012 to December 2012	US $1.00/bbl	1,000	82.00 - 126.05
Put - DATED BRENT
January 2012 to December 2012	US $4.46/bbl	600	83.00
January 2012 to December 2012	US $4.90/bbl	600	83.00
January 2012 to December 2012	US $4.49/bbl	600	83.00
January 2012 to December 2012	US $4.39/bbl	600	83.00
January 2012 to December 2012	US $3.65/bbl	500	83.00

23

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

15. DERIVATIVE INSTRUMENTS (Continued)

The following table reconciles the change in the fair value of Vermilion’s derivative instruments:

	Year Ended
($M)	Dec 31, 2011	Dec 31, 2010
Fair value of contracts, beginning of year	(9,109)	5,006
Reversal of opening unrealized loss (gain) on contracts settled during the year	8,494	(2,070)
Realized (loss) gain on contracts settled during the year	(28,300)	7,196
Unrealized loss during the year on contracts outstanding at the end of the year	(11,534)	(12,045)
Net payment to (receipt from) counterparties on contract settlements during the year	28,300	(7,196)
Fair value of contracts, end of year	(12,149)	(9,109)
Comprised of:
Current derivative asset	186	10,249
Current derivative liability	(11,568)	(12,143)
Non-current derivative asset	-	942
Non-current derivative liability	(767)	(8,157)
Fair value of contracts, end of year	(12,149)	(9,109)

The loss on derivatives for 2011 and 2010 are comprised of the following:

	Year Ended
($M)	Dec 31, 2011	Dec 31, 2010
Realized loss (gain) on contracts settled during the year	28,300	(7,196)
Reversal of opening unrealized (loss) gain on contracts settled	(8,494)	2,070
Unrealized loss during the year on contracts outstanding at year-end	11,534	12,045
Loss on derivative instruments	31,340	6,919

16. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital is comprised of the following:

	Year Ended
($M)	Dec 31, 2011	Dec 31, 2010
Changes in:
Accounts receivable	(29,491)	(30,278)
Crude oil inventory	(3,178)	(5,472)
Prepaid expenses	425	400
Accounts payable and accrued liabilities and income taxes payable	22,282	111,882
Movements in foreign exchange rates	(279)	1,948
Changes in non-cash working capital	(10,241)	78,480
Changes in non-cash operating working capital	(4,173)	70,614
Changes in non-cash investing working capital	(6,068)	7,866
Changes in non-cash working capital	(10,241)	78,480

24

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

17. SEGMENTED INFORMATION

Vermilion has operations principally in Canada, France, the Netherlands, Australia and Ireland. Vermilion’s entire operating activities are related to exploration, development and production of PNG. As each of the operating activities is undertaken in each of the countries in which Vermilion operates, the following segment information has been prepared by segregating the results into the geographic areas in which Vermilion operates. The segregation by country is consistent with how the financial performance of the business is measured internally by Vermilion’s chief operating decision maker.

The amounts below include transactions between segments, which are recorded at fair value at the date of recognition.

	Year Ended December 31, 2011
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Total assets	1,285,138	514,952	164,171	280,211	490,715	2,735,187
Drilling and development	261,101	53,611	13,859	20,653	62,003	411,227
Exploration and evaluation	64,597	3,923	11,033	-	-	79,553

Operating Income (Loss)
Oil and gas sales to external customers	259,854	324,090	116,227	331,399	-	1,031,570
Royalties	(34,980)	(19,255)	-	-	-	(54,235)
Revenue from external customers	224,874	304,835	116,227	331,399	-	977,335
Realized loss on derivative instruments	(1,539)	(12,040)	-	(14,721)	-	(28,300)
Transportation expense	(6,599)	(10,118)	-	-	(8,822)	(25,539)
Operating expense	(51,473)	(46,922)	(17,487)	(46,502)	-	(162,384)
Operating income (loss)	165,263	235,755	98,740	270,176	(8,822)	761,112

Corporate income taxes	508	65,964	18,149	35,398	-	120,019
PRRT	-	-	-	99,075	-	99,075
Current income taxes	508	65,964	18,149	134,473	-	219,094

	Year Ended December 31, 2010
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Total assets	867,265	562,570	165,562	320,892	409,508	2,325,797
Drilling and development	242,452	48,758	11,017	51,457	60,468	414,152
Exploration and evaluation	-	-	-	-	18,030	18,030

Operating Income (Loss)
Oil and gas sales to external customers	185,241	249,031	73,789	219,744	-	727,805
Royalties	(27,982)	(15,990)	-	-	-	(43,972)
Revenue from external customers	157,259	233,041	73,789	219,744	-	683,833
Realized gain on derivative instruments	5,709	1,487	-	-	-	7,196
Transportation expense	(6,251)	(10,637)	-	-	(9,810)	(26,698)
Operating expense	(40,848)	(43,498)	(18,217)	(42,032)	-	(144,595)
Operating income (loss)	115,869	180,393	55,572	177,712	(9,810)	519,736

Corporate income taxes	1,343	50,075	(3,425)	24,708	-	72,701
PRRT	-	-	-	39,537	-	39,537
Current income taxes	1,343	50,075	(3,425)	64,245	-	112,238

25

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

17. SEGMENTED INFORMATION (Continued)

Reconciliation of operating income to net earnings

	Year Ended
($M)	Dec 31, 2011	Dec 31, 2010
Operating income	761,112	519,736
Equity based compensation	(38,667)	(34,576)
Unrealized loss on derivative instruments	(3,040)	(14,115)
Interest expense	(24,967)	(13,370)
General and administration	(44,583)	(42,842)
Foreign exchange loss	(9,998)	(34,959)
Other expense	(1,155)	(2,469)
Accretion	(21,889)	(17,903)
Depletion and depreciation	(236,708)	(183,620)
Impairments	(64,400)	(19,840)
Earnings before income taxes and other item	315,705	156,042
Income taxes	(172,884)	(80,518)
Remeasurement loss on liability associated with exchangeable shares	-	(31,129)
Net earnings	142,821	44,395

Vermilion has two major customers with revenues in excess of 10% within the France and the Netherlands segments. Sales to the major customer in the France segment for year ended December 31, 2011 were $232.0 million (2010 - $164.9 million). All sales in the Netherlands segment were to one customer.

18. COMMITMENTS

Vermilion had the following future commitments associated with its operating leases as at December 31, 2011:

($M)	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Payments by period	16,163	29,251	24,194	84,973	154,581

In addition, Vermilion has various other commitments associated with its business operations; none of which, in management’s view, are significant in relation to Vermilion’s financial position.

19. CASH AND CASH EQUIVALENTS

Cash and cash equivalents was comprised of the following:

($M)	Dec 31, 2011	Dec 31, 2010	Jan 1, 2010
Money on deposit with banks	220,158	145,623	99,066
Short-term investments	14,349	15,132	15,895
Cash and cash equivalents	234,507	160,755	114,961

26

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

20. CAPITAL DISCLOSURES

Vermilion defines capital as net debt (a non-standardized measure, which is defined by management as long-term debt as shown on the consolidated balance sheets plus net working capital) and shareholders’ capital.

In managing capital, Vermilion reviews whether fund flows from operations (a non-standardized measure, defined by management as cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled), is sufficient to pay for all capital expenditures, dividends and abandonment and reclamation expenditures. To the extent that the forecasted fund flows from operations is not expected to be sufficient in relation to these expenditures, Vermilion will evaluate its ability to finance any excess with debt, an issuance of equity or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

Additionally, Vermilion monitors the ratio of net debt to fund flows from operations. Vermilion typically strives to maintain a ratio of net debt to fund flows from operations near 1.0. In a commodity price environment where prices trend higher, Vermilion may target a lower ratio and conversely, in a lower commodity price environment, the acceptable ratio may be higher. At times, Vermilion will use its balance sheet to finance acquisitions and, in these situations, Vermilion is prepared to accept a higher ratio in the short term but will implement a plan to reduce the ratio to acceptable levels within a reasonable period of time, usually considered to be no more than 12 to 18 months. This plan could potentially include an increase in hedging activities, a reduction in capital expenditures, an issuance of equity or the utilization of excess fund flows from operations to reduce outstanding indebtedness.

The following table calculates Vermilion’s ratio of net debt to fund flows from operations:

	Year Ended
($M except as noted below)	Dec 31, 2011	Dec 31, 2010
Long-term debt	373,436	302,558
Current liabilities	491,184	340,934
Current assets	(435,659)	(340,197)
Net debt [1]	428,961	303,295
Cash flows from operating activities	447,092	421,282
Changes in non-cash operating working capital	4,173	(70,614)
Asset retirement obligations settled	23,071	6,861
Fund flows from operations [2]	474,336	357,529
Ratio of net debt to fund flows from operations ([1] ÷ [2])	0.9	0.8

For 2011, the ratio of net debt to fund flows from operations was 0.9. This was higher than 2010 as a result of increased long-term debt and current liabilities following the issuance of the senior unsecured notes in the first quarter of 2011 and the amount due pursuant to acquisition now being classified as a current liability as at the balance sheet date. The increase in debt levels resulted from the larger 2011 capital program and acquisitions and its impact on the ratio of net debt to fund flows from operations was partially offset by the share issuance in the fourth quarter and higher fund flows from operations year over year.

Vermilion is subject to certain externally imposed capital requirements under its revolving credit facility (Note 9). During the periods covered by these consolidated financial statements, Vermilion continued to comply with these requirements.

27

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

21. FINANCIAL INSTRUMENTS

Classification of Financial Instruments

The following table summarizes information relating to Vermilion’s financial instruments as at December 31, 2011 and December 31, 2010:

				As at December 31, 2011		As at December 31, 2010
Class of financial instrument	Consolidated balance sheet caption	Accounting designation	Related caption on Statement of Net Earnings	Carrying value ($M)	Fair value ($M)	Carrying value ($M)	Fair value ($M)	Fair value measurement hierarchy
Cash	Cash and cash equivalents	HFT	Gains and losses on foreign exchange are included in foreign exchange loss (gain)	234,507	234,507	160,755	160,755	Level 1
Receivables	Accounts receivable	LAR	Gains and losses on foreign exchange are included in foreign exchange loss (gain) Impairments are recognized as general and administration expense	176,820	176,820	147,329	147,329	Not applicable
Derivative assets	Derivative instruments	HFT	(Gain) loss on derivative instruments	186	186	11,191	11,191	Level 2
Derivative liabilities	Derivative instruments	HFT	(Gain) loss on derivative instruments	(12,335)	(12,335)	(20,300)	(20,300)	Level 2
Payables	Accounts payable and accrued liabilities	OTH	Gains and losses on foreign exchange are included in foreign exchange loss (gain).	(316,078)	(316,078)	(269,229)	(269,229)	Not applicable
	Dividends or distributions payable
Payables	Amount due pursuant to acquisition	OTH	Gains and losses on foreign exchange are included in foreign exchange loss (gain).	(127,131)	(127,131)	(114,349)	(114,349)	Not applicable
Long-term debt	Long-term debt	OTH	Interest expense	(373,436)	(383,275)	(302,558)	(302,558)	Not applicable

The accounting designations used in the above table refer to the following:

HFT – Classified as “Held for trading” in accordance with International Accounting Standard 39 “Financial Instruments: Recognition and Measurement”. These financial assets and liabilities are carried at fair value on the consolidated balance sheets with associated gains and losses reflected in net earnings.

LAR – “Loans and receivables” are initially recognized at fair value and subsequently are measured at amortized cost. Impairments and foreign exchange gains and losses are recognized in net earnings.

OTH – “Other financial liabilities” are initially recognized at fair value net of transaction costs directly attributable to the issuance of the instrument and subsequently are measured at amortized cost. Interest is recognized in net earnings using the effective interest method. Foreign exchange gains and losses are recognized in net earnings.

Level 1 – Fair value measurement is determined by reference to unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Fair value measurement is determined based on inputs other than unadjusted quoted prices that are observable, either directly or indirectly.

Level 3 – Fair value measurement is based on inputs for the asset or liability that are not based on observable market data.

Determination of Fair Values

The level in the fair value hierarchy into which the fair value measurements are categorized is determined on the basis of the lowest level input that is significant to the fair value measurement. Fair values for derivative assets and derivative liabilities are determined using option pricing models incorporating future prices that are based on assumptions which are supported by prices from observable market transactions and are adjusted for credit risk. The carrying value of receivables approximate their fair value due to their short maturities. The carrying value of long-term debt outstanding on the revolving credit facility approximates its fair value due to the use of short-term borrowing instruments at market rates of interest. The amount due pursuant to acquisition was determined by calculating the expected value of the future payment due to the vendor based on management’s best estimates associated with the timing of first commercial gas and discounting the resulting amount. The discount rate which would be used to present value this obligation as at December 31, 2011 would not differ significantly from the discount rate originally used. The fair value of the senior unsecured notes changes in response to changes in the market rates of interest payable on similar instruments and was determined with reference to prevailing market rates for such instruments.

28

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

21. FINANCIAL INSTRUMENTS (Continued)

Nature and Extent of Risks Arising From Financial Instruments

Vermilion is exposed to the following types of risks in relation to its financial instruments:

Credit risk:

Vermilion extends credit to customers and may, from time-to-time, be due amounts from counterparties in relation to derivative instruments. Accordingly, there is a risk of financial loss in the event that a counterparty fails to discharge its obligation. For transactions that are financially significant, Vermilion reviews third-party credit ratings and may require additional forms of security. Cash held on behalf of the Company by financial institutions is also subject to credit risk.

Currency risk:

Vermilion conducts business in currencies other than Canadian dollars and accordingly is subject to currency risk associated with changes in foreign exchange rates in relation to cash and cash equivalents, receivables, payables and derivative assets and liabilities. The impact related to working capital is somewhat mitigated as a result of the offsetting effects of foreign exchange fluctuations on assets and liabilities. Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates.

Commodity price risk:

Vermilion uses financial derivatives as part of its risk management program associated with the effects of changes in commodity prices on future cash flows. Changes in the underlying commodity prices impact the fair value and future cash flows related to these derivatives.

Interest rate risk:

Vermilion’s debt is comprised of short-term bankers acceptances that bear interest at market rates plus applicable margins and senior unsecured notes with a fixed interest rate. Accordingly, Vermilion’s exposure to interest rate risk in relation to its long-term debt at the balance sheet date is not material.

Liquidity risk:

Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities. Vermilion does not consider this to be a significant risk as its financial position and available committed borrowing facility provide significant financial flexibility and allow Vermilion to meet its obligations as they come due.

The nature of these risks and Vermilion’s strategy for managing these risks has not changed significantly from the prior period.

Summarized Quantitative Data Associated with the Risks Arising from Financial Instruments

Credit risk:

As at December 31, 2011, Vermilion’s maximum exposure to receivable credit risk was $177.0 million (December 31, 2010 - $158.5 million) which is the aggregate value of receivables and derivative assets at the balance sheet date. Vermilion’s receivables are due from counterparties that have investment grade third party credit ratings or, in the absence of the availability of such ratings, have been satisfactorily reviewed by Vermilion for creditworthiness. Additionally, cash and cash equivalents consist of moneys on deposit and short-term investments which may be subject to counterparty credit risk. Vermilion mitigates this risk by transacting with North American institutions with high third party credit ratings.

As at the balance sheet date the amount of financial assets that were past due or impaired was not material.

Liquidity risk:

The following table summarizes Vermilion’s undiscounted non-derivative financial liabilities and their contractual maturities as at December 31, 2011 and December 31, 2010:

		Later than	Later than	Later than
		one month and	three months and	one year and
	Due in	not later than	not later than	not later than
($M)	one month	three months	one year	five years
December 31, 2011	115,594	206,777	131,002	377,087
December 31, 2010	88,296	163,110	17,823	438,371

Vermilion’s derivative financial instruments settle on a monthly basis.

29

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

21. FINANCIAL INSTRUMENTS (Continued)

Market risk:

Vermilion is exposed to currency risk related to changes in foreign currency denominated financial instruments and commodity price risk related to outstanding derivative positions. The following table summarizes what the impact on comprehensive income before tax would be for the year ended December 31, 2011 and 2010 given changes in the relevant risk variables that Vermilion considers were reasonably possible at the respective balance sheet dates. The impact on comprehensive income before tax associated with changes in these risk variables for assets and liabilities that are not considered financial instruments are excluded from this analysis. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

		December 31, 2011
		Before tax effect on comprehensive
Risk ($M except per bbl)	Description of change in risk variable	income (decrease) increase
Currency risk - Euro to Canadian	Increase in strength of the Canadian dollar against the	(1,825)
	Euro by 5% over the relevant closing rates on December 31, 2011
	Decrease in strength of the Canadian dollar against the	1,825
	Euro by 5% over the relevant closing rates on December 31, 2011
Currency risk - US $ to Canadian	Increase in strength of the Canadian dollar against the	6,035
	US$ by 5% over the relevant closing rates on December 31, 2011
	Decrease in strength of the Canadian dollar against the	(6,035)
	US$ by 5% over the relevant closing rates on December 31, 2011
Currency risk - AUD $ to Canadian	Increase in strength of the Canadian dollar against the	(59)
	AUD$ by 5% over the relevant closing rates on December 31, 2011
	Decrease in strength of the Canadian dollar against the	59
	AUD$ by 5% over the relevant closing rates on December 31, 2011
Commodity price risk	Increase in relevant oil reference price within option pricing models used to	(6,964)
	determine the fair value of financial derivative positions by US$5.00/bbl at December 31, 2011
	Decrease in relevant oil reference price within option pricing models used to	6,372
	determine the fair value of financial derivative positions by US$5.00/bbl at December 31, 2011

		December 31, 2010
		Before tax effect on comprehensive
Risk ($M except per bbl)	Description of change in risk variable	income (decrease) increase
Currency risk - Euro to Canadian	Increase in strength of the Canadian dollar against the	(2,473)
	Euro by 5% over the relevant closing rates on December 31, 2010
	Decrease in strength of the Canadian dollar against the	2,473
	Euro by 5% over the relevant closing rates on December 31, 2010
Currency risk - US $ to Canadian	Increase in strength of the Canadian dollar against the	2,527
	US$ by 5% over the relevant closing rates on December 31, 2010
	Decrease in strength of the Canadian dollar against the	(2,527)
	US$ by 5% over the relevant closing rates on December 31, 2010
Currency risk - AUD $ to Canadian	Increase in strength of the Canadian dollar against the	773
	AUD$ by 5% over the relevant closing rates on December 31, 2010
	Decrease in strength of the Canadian dollar against the	(773)
	AUD$ by 5% over the relevant closing rates on December 31, 2010
Commodity price risk	Increase in relevant oil reference price within option pricing models used to	(11,440)
	determine the fair value of financial derivative positions by US$5.00/bbl at December 31, 2010
	Decrease in relevant oil reference price within option pricing models used to	9,950
	determine the fair value of financial derivative positions by US$5.00/bbl at December 31, 2010

Reasonably possible changes in interest rates and natural gas prices would not have had a material impact on comprehensive income for the periods ended December 31, 2011 or 2010.

30

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

22. RELATED PARTY DISCLOSURES

The compensation of directors and management are reviewed annually by the independent Governance and Human Resources Committee against industry practices for oil and gas companies of similar size and scope.

The following table summarizes the compensation of directors and other members of key management personnel during the years ended December 31, 2011 and December 31, 2010:

	Year Ended
($M)	Dec 31, 2011	Dec 31, 2010
Short-term benefits	5,185	5,889
Share-based payments	10,616	7,662
	15,801	13,551

Number of individuals included in the above amounts	15	15

23. WAGES AND BENEFITS

Included in operating expenses and general and administrative expenses are $37.8 million and $29.8 million of wages and benefits, respectively (2010 – $33.2 million and $25.9 million, respectively).

24. SUBSEQUENT EVENT

On January 24, 2012, Vermilion completed purchase and sale agreements with Total E&P France whereby Vermilion, through its wholly owned subsidiaries, acquired certain working interests in six producing fields located in the Paris and Aquitaine basins in France. Taking into consideration an effective date of January 1, 2011 and customary closing adjustments, Vermilion paid approximately $107 million cash at closing. Vermilion financed this acquisition through proceeds received from the November 2011 equity issuance.

25. TRANSITION TO IFRS

For all periods up to and including the year ended December 31, 2010, Vermilion prepared its consolidated financial statements in accordance with Generally Accepted Accounting Principles as issued by the Canadian Accounting Standards Board (“Previous GAAP”). The consolidated financial statements for the year ended December 31, 2011 are the first financial statements presented under IFRS. IFRS 1 “First-time Adoption of International Financial Reporting Standards” requires an entity to issue an explicit and unreserved statement of compliance with its first annual financial statements prepared under IFRS.

IFRS 1 also requires that comparative financial information be provided. As a result, the first date at which Vermilion began applying IFRS was January 1, 2010, its transition date. IFRS 1 requires that a first time adopter use the same accounting policies in its opening IFRS balance sheet and for all subsequent periods presented in its first IFRS financial statements. The adoption of IFRS includes full retrospective application of all IFRS standards which are effective at the end of its first IFRS reporting period, which for Vermilion is the year ended December 31, 2011. In order to facilitate an effective adoption of IFRS there are a number of discretionary exemptions as well as mandatory exceptions from retrospective application of a number of IFRS standards.

31

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

25. TRANSITION TO IFRS (Continued)

Exceptions to restatement under IFRS 1

Vermilion is subject to the following mandatory exceptions to restatement under IFRS.

1. Estimates

The estimates made under Previous GAAP are required to be applied to the balances in accordance with IFRS unless there is evidence that the estimates were in error or to reflect any adjustments made to accounting policies to comply with IFRS. The only significant change in estimate as at the date of transition related to the calculation of the present value of Vermilion’s asset retirement obligations, which resulted from differing requirements between Previous GAAP and IFRS.

2. Derecognition of financial instruments

A first-time adopter shall apply the requirements within IAS 39 “Financial instruments – recognition and measurement” prospectively from the transition date unless it chooses to apply the derecognition guidance retrospectively from a date of its election. Vermilion has elected to apply derecognition of financial instruments prospectively from the transition date. Based on the election there were no significant adjustments required as a result of derecognition.

3. Non-controlling interests

At the date of transition, IFRS prescribes that certain requirements of IAS 27 “Consolidated and separate financial statements” be applied prospectively. As Vermilion had no outstanding instruments which were accounted for as a non-controlling interest there was no impact of this exception under IFRS.

Exemptions from restatement

1. Business combinations

A first-time adopter may elect to not apply IFRS 3 “Business combinations” retrospectively to past business combinations. Vermilion is electing to not apply IFRS 3 retrospectively to business combinations that occurred prior to the transition date. The exemption for past business combinations also applies to past acquisitions of investments in associates and of interests in joint ventures. Furthermore, the date selected for transition applies equally for all such acquisitions. As such, Vermilion is electing not to apply IFRS 3 to past investments in associates and joint ventures prior to the transition date.

2. Foreign currency translation

A first-time adopter may elect to not retrospectively apply IAS 21 “The effects of changes in foreign exchange rates”. Under this exemption, the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition, and any resulting gains or losses on a subsequent disposal of a foreign operation will then exclude translation differences that arose before the date of transition to IFRS and include only translation differences arising subsequent to the transition date. Vermilion has elected to utilize the exemption pertaining to the cumulative translation differences and as a result there is a nil balance in cumulative translation adjustments upon the date of transition to IFRS.

3. Oil & gas deemed cost exemption

Under Previous GAAP, exploration and development costs for oil and gas properties in the development or production phases are accounted for in cost centres that include all properties in a country. A first-time adopter using full cost accounting may elect to measure oil and gas assets at the date of transition to IFRS on the following basis:

a)	E&E assets at the amount determined under the entity's previous GAAP; and
b)	Assets in the development or production phases at the amount determined for the cost centre under the entity's previous GAAP. The entity shall allocate this amount to the cost centre's underlying assets pro rata using reserve volumes or reserve values as of that date.

In addition, the entity shall test E&E assets and assets in the development and production phases for impairment at the date of transition to IFRS in accordance with IFRS 6 “Exploration for and evaluation of mineral resources” or IAS 36 “Impairment of assets”, respectively and, if necessary, reduce the amount determined in accordance with (a) or (b) above. Oil and gas assets comprise only those assets used in the exploration, evaluation, development or production of oil and gas.

Vermilion elected to measure oil and gas assets using the exemption permitted by IFRS 1 and therefore allocated the development and production phase assets based on reserve values as at the transition date. There was no impairment as at the transition date.

32

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

25. TRANSITION TO IFRS (Continued)

4. Asset retirement obligations

A first-time adopter that utilizes the oil and gas deemed cost exemption above shall measure asset retirement obligations at the transition date in accordance with IAS 37 ”Provisions, contingent liabilities and contingent assets”. Any difference between the remeasured amount in accordance with IFRS and the carrying amount of those liabilities at the date of transition to IFRS determined under the entity's previous GAAP is recognized directly in retained earnings. The impact of the remeasurement of asset retirement obligations is disclosed in 26 (f).

5. Borrowing costs

A first-time adopter may apply the transitional provisions set out in IAS 23 “Borrowing costs”, as revised in 2007. IAS 23 “Borrowing costs” transitional provisions should be interpreted to be January 1, 2009 or the date of transition to IFRS, whichever is later. Vermilion elected to apply the transitional provisions set out in IAS 23 and elected the transition date to be its date of application of IAS 23. There was no impact pursuant to the application of this exemption.

6. Share-based payment transactions

A first-time adopter is encouraged, but not required, to apply IFRS 2 “Share-based payment” to liability instruments that were granted after November 7, 2002 and vested or settled at the later of the date of transition to IFRS and January 1, 2005. Vermilion elected to apply IFRS 2 as at the transition date and applied IFRS 2 for all liabilities arising from share-based payment transactions that existed at that date.

EFFECT OF TRANSITION ON THE CONSOLIDATED BALANCE SHEET
		Year ended December 31, 2010
	Note	Previous	Transition
($M)	26	GAAP	to IFRS	IFRS
ASSETS
Current
Cash and cash equivalents		160,755	-	160,755
Accounts receivable		147,329	-	147,329
Crude oil inventory		10,707	-	10,707
Derivative instruments		10,249	-	10,249
Prepaid expenses		11,157	-	11,157
Deferred taxes	a	2,902	(2,902)	-
		343,099	(2,902)	340,197
Derivative instruments		942	-	942
Deferred taxes	a	151,477	(3,528)	147,949
Exploration and evaluation assets	e	-	17,157	17,157
Goodwill	j	51,589	(51,589)	-
Capital assets	b,e,f,j	2,034,609	(215,057)	1,819,552
		2,581,716	(255,919)	2,325,797
LIABILITIES
Current
Accounts payable and accrued liabilities	a	253,086	(767)	252,319
Dividends payable		16,910	-	16,910
Derivative instruments	i	12,143	-	12,143
Income taxes payable	a	58,795	767	59,562
		340,934	-	340,934
Derivative instruments	i	1,767	6,390	8,157
Long-term debt		302,558	-	302,558
Amount due pursuant to acquisition		114,349	-	114,349
Asset retirement obligations	f	274,560	(7,171)	267,389
Deferred taxes	a	246,982	(474)	246,508
		1,281,150	(1,255)	1,279,895

SHAREHOLDERS’ EQUITY
Shareholders’ capital		1,045,930	(20,160)	1,025,770
Contributed surplus	d	39,841	885	40,726
Accumulated other comprehensive loss	b	-	(31,577)	(31,577)
Retained earnings		214,795	(203,812)	10,983
		1,300,566	(254,664)	1,045,902
		2,581,716	(255,919)	2,325,797

33

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

25. TRANSITION TO IFRS (Continued)

EFFECT OF TRANSITION ON THE CONSOLIDATED STATEMENT OF NET EARNINGS AND COMPREHENSIVE INCOME

		Year Ended December 31, 2010
	Note	Previous	Transition
($M)	26	GAAP	to IFRS	IFRS
REVENUE
Petroleum and natural gas sales		727,805	-	727,805
Royalties	a	(83,509)	39,537	(43,972)
Petroleum and natural gas revenue		644,296	39,537	683,833

EXPENSES
Operating		144,595	-	144,595
Transportation		26,698	-	26,698
Equity based compensation	d	28,170	6,406	34,576
Loss on derivative instruments	i	3,906	3,013	6,919
Interest expense		13,370	-	13,370
General and administration		42,842	-	42,842
Foreign exchange (gain) loss	b	(26,132)	61,091	34,959
Other expense		2,469	-	2,469
Accretion	f	-	17,903	17,903
Depletion and depreciation	e	271,556	(87,936)	183,620
Impairment	j	-	19,840	19,840
		507,474	20,317	527,791
EARNINGS BEFORE INCOME TAXES AND OTHER ITEMS		136,822	19,220	156,042

INCOME TAXES
Deferred	a	(55,383)	23,663	(31,720)
Current	a	72,701	39,537	112,238
		17,318	63,200	80,518
OTHER ITEMS
Remeasurement loss on liability associated with exchangeable shares	c	-	31,129	31,129
Non-controlling interest - exchangeable shares	c	8,241	(8,241)	-
NET EARNINGS		111,263	(66,868)	44,395

OTHER COMPREHENSIVE LOSS
Currency translation adjustments	b	-	(31,577)	(31,577)
COMPREHENSIVE INCOME		111,263	(98,445)	12,818

NET EARNINGS PER SHARE OR UNIT
Basic		1.34	(0.81)	0.53
Diluted		1.32	(0.79)	0.53
34

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

25. TRANSITION TO IFRS (Continued)

EFFECT OF TRANSITION ON THE CONSOLIDATED STATEMENT OF CASH FLOWS

		Year Ended December 31, 2010
	Note	Previous	Transition
($M)	26	GAAP	to IFRS	IFRS
OPERATING
Net earnings		111,263	(66,868)	44,395
Adjustments:
Accretion	f	-	17,903	17,903
Depletion and depreciation	e	271,556	(87,936)	183,620
Impairment	j	-	19,840	19,840
Unrealized loss on derivative instruments	i	17,060	(2,945)	14,115
Equity based compensation	d	28,170	6,406	34,576
Unrealized foreign exchange (gain) loss	b	(20,509)	61,091	40,582
Non-controlling interest exchangeable shares	c	8,241	(8,241)	-
Remeasurement loss on liability associated with exchangeable shares	c	-	31,129	31,129
Unrealized other expense		3,089	-	3,089
Deferred taxes	a	(55,383)	23,663	(31,720)
		363,487	(5,958)	357,529
Asset retirement obligations settled		(6,861)	-	(6,861)
Changes in non-cash operating working capital		64,656	5,958	70,614
Cash flows from operating activities		421,282	-	421,282

INVESTING
Drilling and development	e	(432,182)	18,030	(414,152)
Exploration and evaluation	e	-	(18,030)	(18,030)
Property acquisitions	i	(6,655)	6,207	(448)
Sale of short-term investments		64,126	-	64,126
Withdrawals from reclamation fund		812	-	812
Changes in non-cash investing working capital	i	14,073	(6,207)	7,866
Cash flows used in investing activities		(359,826)	-	(359,826)

FINANCING
Increase in long-term debt		142,700	-	142,700
Issuance of shares or units pursuant to the dividend or distribution reinvestment plans		40,824	-	40,824
Cash dividends or distributions		(187,943)	-	(187,943)
Cash flows used in financing activities		(4,419)	-	(4,419)
Foreign exchange loss on cash held in foreign currencies		(11,243)	-	(11,243)

Net change in cash and cash equivalents		45,794	-	45,794
Cash and cash equivalents, beginning of year		114,961	-	114,961
Cash and cash equivalents, end of year		160,755	-	160,755

Supplementary information for operating activities – cash payments
Interest paid		13,585	-	13,585
Income taxes paid	a	16,272	40,494	56,766

35

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

25. TRANSITION TO IFRS (Continued)

EFFECT OF TRANSITION ON THE CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (UNITHOLDERS’) EQUITY

						Total
		Shareholders’		Accumulated		Shareholders’
	Note	or Unitholders’	Contributed	Comprehensive	Retained	or Unitholders’
($M)	26	Capital	Surplus	Loss	Earnings	Equity
Balance per Previous GAAP as at January 1, 2010		711,667	30,413	-	297,210	1,039,290
Transition adjustments:
Deferred tax adjustments	a	-	-	-	(31,159)	(31,159)
Retranslation of capital assets	b	-	-	-	3,573	3,573
Remeasurement of exchangeable shares	c	-	-	-	(117,168)	(117,168)
Differences in equity based compensation	d	-	(30,413)	-	106	(30,307)
Remeasurement of asset retirement obligation	f	-	-	-	13,105	13,105
Initial recognition of derivative instrument	i	-	-		(9,335)	(9,335)
Balance per IFRS as at January 1, 2010		711,667	-	-	156,332	867,999

Balance per Previous GAAP as at December 31, 2010		1,045,930	39,841	-	214,795	1,300,566
Transition adjustments (see above):		-	(30,413)	-	(140,878)	(171,291)
Comparative period adjustments:
Remeasurement of shares issued for exchangeable shares	c	(21,642)	-	-	-	(21,642)
Differences in equity based compensation	d	1,482	31,298	-	3,934	36,714
Difference in net earnings for the year		-	-	-	(66,868)	(66,868)
Currency translation adjustment	b	-	-	(31,577)	-	(31,577)
Balance per IFRS as at December 31, 2010		1,025,770	40,726	(31,577)	10,983	1,045,902

EFFECT OF TRANSITION ON NET EARNINGS AND COMPREHENSIVE INCOME

	Note	Year Ended
($M)	26	December 31, 2010
Net earnings and comprehensive income - Previous GAAP		111,263
Increase in equity based compensation expense	d	(6,406)
Increase in loss on derivative instruments	i	(3,013)
Increase in unrealized foreign exchange loss	b	(61,091)
Decrease in accretion expense	f	250
Decrease in depletion and depreciation	e	69,783
Decrease in deferred income tax recovery	a	(23,663)
Goodwill impairment	j	(19,840)
Reversal of non-controlling interest - exchangeable shares	c	8,241
Remeasurement loss on liability associated with exchangeable shares	c	(31,129)
Net earnings - IFRS		44,395
Currency translation adjustments	b	(31,577)
Comprehensive income - IFRS		12,818

36

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

26. EXPLANATION OF TRANSITION TO IFRS

a.	Deferred taxes

Under Previous GAAP deferred tax assets and liabilities were classified between current and non-current portions based on the nature of the balances upon which the temporary differences were related. IAS 1 “Presentation of financial statements” requires that all recorded deferred taxes be classified as non-current.

Deferred tax adjustments also resulted from changes in the carrying values of capital assets and asset retirement obligations which resulted in changes to the temporary differences associated with those balances. The adjustments in the temporary differences to comply with IFRS resulted in adjustments to retained earnings and net earnings for the opening balance sheet and subsequent period balance sheets, respectively.

In addition, PRRT was classified as a royalty expense under Previous GAAP. Under IFRS, this item is considered a component of current taxes and the related payables and expenses have been reclassified in the balance sheet and consolidated statement of net earnings, respectively, to reflect this change. As there are timing differences in the deductibility of certain expenditures for PRRT purposes as compared to the IFRS accounting, there were additional deferred tax adjustments which resulted from the change to account for PRRT as an income tax. The adjustments to deferred taxes required to record PRRT as an income tax were recorded to retained earnings and net earnings for the opening balance sheet and subsequent period balance sheets, respectively.

b.	Foreign currency translation

Under Previous GAAP, Vermilion concluded that the functional currency of its foreign operating subsidiaries was the Canadian dollar. As a result of differences in the guidance for functional currency determination, Vermilion has concluded that under IFRS the functional currency of its foreign operating subsidiaries is their respective local currencies. As a consequence of this change, gains and losses related to the translation of the financial statements of these subsidiaries are recorded through other comprehensive income (loss) and do not impact net earnings until a disposal or partial disposal of a foreign operation. In addition, the capital asset accounts of Vermilion’s foreign operating subsidiaries are now translated to Canadian dollars at the foreign exchange rates in effect at the balance sheet date whereas, under Previous GAAP, these capital asset accounts were translated at historical foreign exchange rates. Due to the election to not retrospectively apply IAS 21 “The effects of changes in foreign exchange rates”, the results of the restatement of capital assets to the period end foreign exchange rates was recorded as an adjustment to retained earnings. The translation of all balances denominated in foreign currencies resulted in an adjustment at each period from net earnings to other comprehensive income (loss).

c.	Exchangeable shares

Under Previous GAAP, pursuant to EIC 151 “Exchangeable shares issued by subsidiaries of income trusts” Vermilion classified the outstanding exchangeable shares as non-controlling interest. Under Previous GAAP, the balance in non-controlling interest was adjusted for the conversion of exchangeable shares for trust units and the portion of net earnings attributable to holders of exchangeable shares.

Under IFRS, pursuant to IAS 32 “Financial instruments: presentation” exchangeable shares outstanding were classified as financial liabilities and recorded based on the redemption value of the underlying trust units. The adjustment to recognize the liability associated with exchangeable shares in accordance with IFRS resulted in the elimination of the non-controlling interest balance and an adjustment to retained earnings. Subsequent to the transition date, adjustments to reflect the remeasurement of the liability associated with exchangeable shares at each reporting period to the redemption amount were recorded in net earnings in the respective periods. Upon conversion to a corporation the liability was extinguished at the corporate conversion date redemption value and the carrying value was reclassified to shareholders’ capital.

d.	Equity based compensation

Under Previous GAAP, Vermilion’s TAP Plan was accounted for as an equity settled plan with the value of the awards accumulating in contributed surplus until vested. The awards vested based on the fair value upon issuance and were amortized based on the vesting period of the awards. Under IFRS, the TAP Plan was reclassified to a liability settled plan due to the redemption features which were implicit in the underlying trust units. The balance under Previous GAAP which had been accumulated in contributed surplus was reclassified to equity based compensation liability with the difference between the value of the awards upon the date of transition and the amount in contributed surplus recorded to retained earnings. Subsequent to the date of transition, the awards outstanding were remeasured with the gains and losses recorded to equity based compensation expense. Upon conversion to a corporation, the TAP plan was replaced by the VIP plan which is accounted for as an equity settled plan and accordingly, the balance within the equity based compensation liability was reclassified to contributed surplus.

e.	Property, plant and equipment

Under Previous GAAP, PNG assets were carried at cost using the full cost method of accounting. The costs were accumulated and depleted at a country level using proven reserves. Under IFRS, the initially recognized cost on adoption was the balance under Previous GAAP, allocated to depletion units based upon reserve value as at the transition date. Costs associated with PNG assets from the transition date onward are accumulated at the level of a depletion unit and depleted based on proven and probable reserves. Due to the use of proven and probable reserves, the depletion recorded under IFRS is lower than the amount recorded for the same period under Previous GAAP. IFRS requires that E&E assets are presented separately in the consolidated balance sheets; under Previous GAAP, these assets were included within capital assets.

37

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

26. EXPLANATION OF TRANSITION TO IFRS (Continued)

f.	Asset retirement obligations

The basic fundamental premise underlying the accounting for asset retirement obligations is consistent between Previous GAAP and IFRS, however under IFRS, the liability is remeasured at each reporting date using the pre-tax discount rate that reflects current market assessment of time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates. As Vermilion elected to use the IFRS 1 deemed cost accounting exemption noted above, upon transition Vermilion recognized its asset retirement obligations based on the measurement in accordance with IFRS and recorded the differences against retained earnings. Subsequent to the transition date, the asset retirement obligations were remeasured to reflect changes in the discount rate at each reporting period and the revised accretion expense under IFRS. The adjustments for the discount rate and accretion expense were recorded to PNG assets and net earnings, respectively. At the transition date, Vermilion recalculated the present value of the obligations using discount rates between 7.4% and 9.4% and inflation rates between 1.4% and 2.6%. Under previous GAAP, Vermilion used a credit adjusted risk free rate of 8% and inflation rates between 1.4% and 2.6%.

g.	Revenue

Under Previous GAAP, royalties on production were included as royalty expense on the consolidated statement of earnings. Under IFRS, revenue is presented net of royalties when the royalty relates directly to the produced volume and does not relate to a net profit interest by the governing body. Accordingly, under IFRS, Vermilion now presents revenue net of royalties. This change in presentation did not have an impact on the opening balance sheet presented in accordance with IFRS. The statement of net earnings for all periods presented subsequent to the date of transition to IFRS reflect this change.

h.	Cash flow statements

The statement of cash flows prepared under IAS 7 “Statement of cash flows” present cash flows in the same manner as under Previous GAAP. Other than reclassifications between net earnings and the adjustments to compute cash flows from operating activities there were no material changes to the statement of cash flows.

i.	Derivative instruments

Prior to the transition date, Vermilion completed a business combination that included a contingent consideration arrangement which is dependent upon the price of oil. Under Previous GAAP, contingent payments made under this arrangement were accounted for as additional consideration. Although Vermilion has elected to not restate past business combinations, the contingent payment, outstanding at the date of transition, is subject to remeasurement under IFRS 3 “Business combinations” and accordingly the contingent payment is accounted for as a derivative liability with changes in the estimated fair value recorded at each period end through earnings. Upon transition to IFRS the initial recognition of the contingent payment was recorded to derivative liability and retained earnings.

j.	Goodwill

Under Previous GAAP Vermilion tested impairment at the level of a reporting unit, which for the year ended December 31, 2010 and prior periods related to assets in Canada. Under IFRS the testing of goodwill was performed by allocating the goodwill where possible to the CGU’s upon which the goodwill value is attributable. As a result of the impairment testing under IFRS for the year ended December 31, 2010, the balance of goodwill was identified as being impaired and was charged to net earnings in that year. The transition to IFRS therefore resulted in an adjustment to goodwill and a decrease to net earnings of $19.8 million in the year ended December 31, 2010.

The remaining adjustment to goodwill in the 2010 comparable period resulted from the reversal of the exchangeable share conversion under Previous GAAP. Under Previous GAAP, the conversion of exchangeable shares was recorded as an acquisition of non-controlling interest at fair value; and the fair value of the common shares issued in consideration for the non-controlling interest represented by the exchangeable shares was $270.6 million. The difference between the recorded fair value and the carrying value of the non-controlling interest of $109.0 million resulted in increases to capital assets of $189.9 million, goodwill of $31.7 million and future income tax liability of $60.0 million. The accounting for the exchangeable shares under IFRS is discussed in above.

38

Vermilion Energy Inc.	2011 Audited Annual Financial Statements – Exhibit 99.3

DIRECTORS

Larry J. Macdonald [1,2,3,4,5]

Chairman & CEO, Point Energy Ltd.

Calgary, Alberta

W. Kenneth Davidson [2,3] Toronto, Ontario

Lorenzo Donadeo

Calgary, Alberta

Claudio A. Ghersinich [2,4,5]

Executive Director, Carrera Investments Corp.
Calgary, Alberta

Joseph F. Killi [2,3]

Chairman, Parkbridge Lifestyle Communities Inc.
Vice Chairman, Realex Properties Corp.

Calgary, Alberta

William F. Madison [2,4,5] Sugar Land, Texas

Timothy R. Marchant [3,4,5] Calgary, Alberta

[1] Chairman of the Board

[2] Audit Committee

[3] Governance and Human Resources Committee

[4] Health, Safety and Environment Committee

[5] Independent Reserves Committee

ANNUAL GENERAL MEETING

May 4, 2012 at 10:00 a.m.
The Ballroom
Metropolitan Centre
333 – 4th Avenue S.W.
Calgary, Alberta

OFFICERS AND KEY PERSONNEL

CANADA

Lorenzo Donadeo, P.Eng.

President & Chief Executive Officer

John D. Donovan, F.C.A.

Executive Vice President Business Development

Curtis W. Hicks, C.A.

Executive Vice President & CFO

G. R. (Bob) Mac Dougall, P.Eng.

Executive Vice President & COO

Mona Jasinski, M.B.A., C.H.R.P.

Executive Vice President People

Raj C. Patel, P.Eng.

Vice President Marketing

Daniel Goulet, P.Eng.

Director Production and Operations

Cameron A. Hercus, MSc

Director Exploitation and New Growth

Dean N. Morrison, CFA

Director Investor Relations

Gerardo Rivera

Director Strategy and Portfolio Management

Robert (Bob) J. Engbloom, LL.B

Corporate Secretary

Paul L. Beique

Investor Relations

EUROPE

Peter Sider, P.Eng.

Vice President European Operations

David Burghardt, P.Eng.

Director Exploitation

Scott Ferguson, P.Eng.

Director European Operations

AUSTRALIA

Bruce D. Lake, P.Eng.

Managing Director

Vermilion Oil & Gas Australia Pty Ltd.

AUDITORS

Deloitte & Touche LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

Calgary, Alberta

Bank of Montreal

Calgary, Alberta

BNP Paribas (Canada)

Toronto, Ontario

Royal Bank of Canada

Calgary, Alberta

The Bank of Nova Scotia

Calgary, Alberta

Canadian Imperial Bank of Commerce

Calgary, Alberta

Alberta Treasury Branches
Calgary, Alberta

National Bank of Canada
Calgary, Alberta

Citibank N.A., Canadian Branch

Calgary, Alberta

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Canada LLP

Calgary, Alberta

TRANSFER AGENT

Computershare Trust Company of Canada

STOCK EXCHANGE LISTING

The Toronto Stock Exchange

Symbol: VET

US OTC

Symbol: VEMTF

INVESTOR RELATIONS CONTACT

Dean Morrison, Director Investor Relations
403.269.4884 TEL
403.476.8100 FAX
1.866.895.8101 IR TOLL FREE
investor_relations@vermilionenergy.com